Exhibit 99.1

BeyondSpring Provides Third-Quarter 2019 Operational and Financial Results Update

Preparing to Submit NDA in China for Chemotherapy-Induced Neutropenia (“CIN”) in Q1 2020

Plinabulin’s Anti-Cancer and CIN Prevention Mechanism Published in Peer Reviewed Journals

New York, December 18, 2019 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today provided an update on the Company’s operations and announced its financial results for the three months ended September 30, 2019.

“We are pleased with the progress we are seeing in our clinical programs surrounding our lead compound, Plinabulin, for the treatment of non-small cell lung cancer (NSCLC) and CIN,” said Dr. Lan Huang, BeyondSpring’s Co-Founder, Chairman and Chief Executive Officer. “Our goal from day one has been to develop transforming treatments for cancer patients. Between the enrollment of the first patient in our global Phase 3 Study 106, the publication of Plinabulin’s immune mechanism as a potent Antigen Presenting Cell (APC) inducer in three peer-review journals and continual positive data being presented at medical meetings world-wide, we remain on track to address large unmet medical needs among these cancer patients.”

“The combination of our clinical experience – over 900 patients enrolled globally – and the deep insight into Plinabulin’s immune mechanism – a potent APC inducer – lead us to believe Plinabulin has potential to be a ’pipeline in a drug’. Our life cycle plan for Plinabulin begins with the foundational indications in NSCLC and CIN. From here we expect to expand into a broader chemotherapy combination footprint, and eventually we expect to transform Plinabulin’s potential in combination with checkpoint inhibitors and radiation or chemotherapy. This triple therapy combination could be a powerful treatment in multiple cancer types with significant market opportunities,” added Dr. Huang. “We anticipate filing NDAs for Plinabulin in the U.S. and China for both NSCLC and CIN over the next 18 months.  The success of our recent round of financing ensures that we will have the necessary resources to achieve the clinical milestones moving forward.”

Recent Operational Highlights

Novel Study Design of Plinabulin in NSCLC Phase 3

In October 2019, BeyondSpring announced that its abstract, titled, “DUBLIN-3, a Stage IIIb / IV NSCLC Phase 3 Trial Comparing the Plinabulin / Docetaxel Combination with Docetaxel Alone,” was presented at this year’s European Society for Medical Oncology (ESMO) Congress. The abstract highlighted the study’s unique design, which positively addressed the challenges associated with trial failure risk in NSCLC studies.

In November 2019, BeyondSpring presented a poster at the Society for Immunotherapy of Cancer (SITC) Annual Meeting, titled, “Validation of a Single-Blinded (Patients Only) Study Design for the Prevention of Premature Patient Consent Withdrawal in the Immuno-Oncology Trial DUBLIN-3.” This abstract explained that cancer patients generally prefer immunotherapy over chemotherapy, which can lead to premature withdrawal of their consent to participate in a clinical trial if they are allocated to the chemotherapy comparator arm, and can negatively impact the study’s outcome. Specifically, the DUBLIN-3 trial was a single-blinded study, while the Javelin trial was an open-label study, which led investigators to their conclusion.

Plinabulin’s Superior Profile in CIN Prevention

In September 2019, BeyondSpring announced that an abstract, titled, “The Effect of Increasing Doses of Pegfilgrastim on Thrombocytopenia in Breast Cancer Patients Receiving Taxotere, Doxorubicin, Cyclophsophamide and Plinabulin,” was accepted for presentation at ESMO. The abstract evaluated the effects of pegfilgrastim combined with Plinabulin on absolute neutrophil and platelet counts compared to pegfilgrastim alone. The data showed that the combination appears to have a superior product profile over pegfilgrastim in CIN control, platelet counts and bone pain.

In October 2019, BeyondSpring announced the enrollment of the first patient in its Study 106, a global Phase 3 trial with Plinabulin in combination with G-CSF to prevent CIN. The study is the key platform to confirm this finding and bring improved care to patients.

Most recently at the American Society of Hematology’s (ASH) annual meeting, BeyondSpring presented two e-publications on Study 105 and a poster on Study 106, highlighting Plinabulin’s mechanism of action in preventing CIN.

The Study 105 e-publications titled, “Clinical Evidence of Granulocyte-Monocyte Progenitor (GMP) Stem Cell Involvement in Plinabulin’s Mechanism of Action (MoA) for the Prevention of Docetaxel (Doc) Chemotherapy (Chemo)-Induced Neutropenia (CIN),” and “Clinical Evidence Against the Continuum of Low-Primed Uncommitted Hematopoietic and Progenitor Cells (CLOUD-HSPC) Concept for Hematopoiesis,” highlight Plinabulin’s ability to protect hematopoietic stem cells, which differentiates into neutrophils and other white blood cells.

The Study 106 poster titled, “A Randomized Phase 3 Clinical Trial of the Combination of Plinabulin (Plin) + Pegfilgrastim (Peg) versus (vs) Peg Alone for TAC (docetaxel, doxorubicin, cyclophosphamide) Induced Neutropenia (CIN),” provides rationale for the addition of Plinabulin to pegfilgrastim (Neulasta) due to their differing mechanisms of action (MoA) for the prevention against CIN.

Plinabulin’s Anti-cancer Immune Mechanism and CIN Prevention Mechanism Published in Peer-Reviewed Journals

In October 2019, prestigious Cell publications, Chem and Cell Reports, published novel findings focusing on the mechanism of Plinabulin to mature dendritic cells, which leads to T-cell activation.

The Chem article, titled, “Structure, Thermodynamics and Kinetics of Plinabulin Binding to Two Tubulin Isotypes,” outlined research utilizing X-ray crystallography and thermodynamic calculations to demonstrate Plinabulin as a new chemical entity with differentiated binding and kinetics compared to other tubulin binding agents, which gives rise to its differentiated superior efficacy and safety profile in the clinic.

In Cell Reports, titled, “GEF-H1 Signaling Upon Microtubule Destabilization Is Required for Dendritic Cell Activation and Specific Anti-tumor Responses,” authors cited Plinabulin’s ability to destabilize microtubule and release the immune defense protein GEF-H1, which is a critical signaling protein for dendritic cell maturation. This leads to the priming of CD8 T-cells. GEF-H1 high immune signature showed better survival in cancer patients, which validated GEF-H1 as a first in class target.

In early December, Cancer Chemotherapy & Pharmacology published an article that examines the mechanism-of-action of Plinabulin and its anti-CIN benefits. The article, titled, “Plinabulin Ameliorates Neutropenia Induced by Multiple Chemotherapies Through a Mechanism Distinct from G‑CSF Therapies,” reports the results of an animal study that support the clinical testing of Plinabulin as a non-G-CSF-based treatment for CIN associated with chemotherapies of different mechanisms. Results also support hematopoietic stem/progenitor cells as a focal point for future mechanism-of-action work aimed at understanding the ability of Plinabulin to reduce the serious side effect of cytotoxic therapy in cancer patients.

Strong Intellectual Property Protection through 2036 Globally

In October 2019, BeyondSpring announced that the U.S. Patent and Trademark Office granted the Company a new patent for methods of treating brain tumors by administering Plinabulin. This underscores the Company’s belief that Plinabulin is a first-in-class clinical pipeline asset. Currently, surgery and radiation are the only approved treatments for brain tumors. Chemotherapy has never been approved to treat metastatic brain tumors.

We now have 75 granted Plinabulin patents in 36 jurisdictions and 17 patents granted in the U.S., including the composition of matter patent, with protection to 2036.

Equity Financing

On October 25, 2019, BeyondSpring priced an underwritten public offering of its ordinary shares. The offering was led by Decheng Capital, with gross proceeds of $25.8 million including the overallotment options, before deducting underwriting discounts, commissions and other offering expenses. The Company expects to use the net proceeds to continue clinical and pre-clinical development in addition to general corporate purposes.

Financial Results for the Three Months Ended September 30, 2019

Research and development (“R&D”) expenses were $7.2 million for the quarter ended September 30, 2019, compared to $14.1 million for the quarter ended September 30, 2018. The $6.9 million decrease was largely attributable to a $3.9 million decrease in expenses incurred by clinical research organizations and other service fees related to clinical trials, a $0.5 million decrease in preclinical trial expenses and a $0.5 million decrease in non-cash share-based compensation.

General and administrative (“G&A”) expenses were $2.5 million for the quarter ended September 30, 2019, compared to $1.5 million for the quarter ended September 30, 2018. The $1.0 million increase was mainly due to the $0.7 million of market research expenses incurred during the quarter ended September 30, 2019.

Net loss attributable to the Company was $9.4 million for the quarter ended September 30, 2019, compared to $14.9 million for the quarter ended September 30, 2018.

As of September 30, 2019, the Company had a cash balance of $24.7 million. With the additional $25.8 million gross proceeds from the recent public offering described above, the Company believes it has sufficient cash to support its clinical trials and submit NDAs in the U.S. and China for Plinabulin for the treatment of NSCLC and CIN, as well as to advance its immuno-oncology pipeline and its ubiquitination protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s anticipated upcoming milestones and projected timelines:

•	NDA submission to China’s National Medical Products Administration (NMPA) for Plinabulin for CIN – Q1 2020

•	Final data readout for Study 105 Phase 3 for CIN – H1 2020

•	Final data readout for Study 106 Phase 3 for CIN – H1 2020

•	Final data readout for Study 103 Phase 3 for NSCLC – H2 2020

•	NDA submission to China’s NMPA for Plinabulin for NSCLC – H2 2020

•	NDA submission to the U.S. Food and Drug Administration (FDA) for Plinabulin for CIN – H2 2020

•	NDA submission to the U.S. FDA for Plinabulin for NSCLC – H1 2021

Conference Call and Webcast Information

BeyondSpring’s management will host a conference call and webcast today at 8 a.m. Eastern Time to discuss the financial results and provide a corporate update. The dial-in numbers for the conference call are 1-877-451-6152 (U.S.) or 1-201-389-0879 (international). Please reference conference ID 13697474. A live webcast will be available on BeyondSpring’s website at www.beyondspringpharma.com under “Events & Presentations” in the Investors section. An archived replay of the webcast will be available for 30 days.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies. BeyondSpring’s lead asset, Plinabulin, is in two Phase 3 global clinical programs, one as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and the other in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “potential,” “suggest,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Certain of the statements made in this press release are forward-looking, such as those, among others, relating to BeyondSpring’s expectations regarding the completion of the proposed offering. No assurance can be given that the offering discussed above will be consummated, or that the net proceeds of the offering will be used as indicated. Consummation of the offering and the application of the net proceeds of the offering are subject to numerous possible events, factors and conditions, many of which are beyond the control of the Company and not all of which are known to it, including, without limitation, market conditions and those described under the heading “Risk Factors” in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, as updated by those risk factors included in the Company’s subsequent filings under the Securities Exchange Act of 1934, as amended, which can be accessed at the SEC's website at www.sec.gov. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the Company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, its expectations regarding the potential safety, efficacy or clinical utility of its product candidates, or additional competition in the market, and other risk factors referred to in BeyondSpring’s current Form 20-F on file with the SEC. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Media Contact:
Caitlin Kasunich / Dave Schemelia
KCSA Strategic Communications
212.896.1241 / 212.896.1242
ckasunich@kcsa.com / dschemelia@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2019

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	September 30,
	Note	2018	2019
		$	$
			(Unaudited)
Assets

Current assets:
Cash and cash equivalent		3,889	24,678
Advances to suppliers		1,209	5,201
Due from related parties	5	481	-
Prepaid expenses and other current assets		292	362
Total current assets		5,871	30,241

Noncurrent assets:
Property and equipment, net	3	282	217
Operating lease right-of-use assets	11	-	2,704
Other noncurrent asset		910	978
Total noncurrent assets		1,192	3,899

Total assets		7,063	34,140

Liabilities and equity

Current liabilities:
Accounts payable		9,586	1,948
Accrued expenses		5,495	4,790
Current portion of operating lease liabilities	11	-	542
Other current liabilities		1,364	1,089
Total current liabilities		16,445	8,369

Noncurrent liabilities:
Long-term loans	4	-	1,399
Operating lease liabilities	11	-	2,091
Total noncurrent liabilities		-	3,490
Total liabilities		16,445	11,859

Equity (Deficit):
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 23,184,612 and 25,964,190 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	7	2	3
Additional paid-in capital	7	170,950	223,019
Accumulated deficit	7	(178,760)	(202,772)
Accumulated other comprehensive income	7	42	225

Total BeyondSpring Inc.’s shareholder’s (deficit) equity		(7,766)	20,475
Noncontrolling interests	7	(1,616)	1,806
Total (deficit) equity		(9,382)	22,281

Total liabilities and (deficit) equity		7,063	34,140

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2019	2018	2019
		$	$	$	$

Revenue		-	-	-	-

Operating expenses
Research and development		(14,123)	(7,230)	(39,191)	(18,762)
General and administrative		(1,528)	(2,474)	(3,644)	(6,260)

Loss from operations		(15,651)	(9,704)	(42,835)	(25,022)
Foreign exchange loss, net		(321)	(131)	(449)	(127)
Interest expense		-	(46)	-	(186)
Interest income		77	57	205	64
Other income		-	-	316	-

Loss before income tax		(15,895)	(9,824)	(42,763)	(25,271)
Income tax benefit	6	-	-	-	-

Net loss		(15,895)	(9,824)	(42,763)	(25,271)
Less: Net loss attributable to noncontrolling interests		(965)	(457)	(2,011)	(1,259)

Net loss attributable to BeyondSpring Inc.		(14,930)	(9,367)	(40,752)	(24,012)

Net loss per share
Basic and diluted	10	(0.65)	(0.37)	(1.81)	(1.01)
Weighted-average shares outstanding
Basic and diluted	10	22,951,635	25,309,776	22,547,990	23,819,453

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain		167	113	271	144
Comprehensive loss		(15,728)	(9,711)	(42,492)	(25,127)
Less: Comprehensive loss attributable to noncontrolling interests		(953)	(494)	(1,977)	(1,298)
Comprehensive loss attributable to BeyondSpring Inc.		(14,775)	(9,217)	(40,515)	(23,829)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Nine months ended September 30,

	Note	2018	2019
		$	$
Operating activities:
Net loss		(42,763)	(25,271)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	12	6,041	1,750
Depreciation expenses		29	61
Other income from government grant		(307)	-
Changes in operating assets and liabilities:
Advances to suppliers		(321)	(3,992)
Due from related parties	5	-	481
Prepaid expenses and other current assets		(209)	(89)
Operating lease right-of-use assets		-	484
Other noncurrent assets		(296)	(68)
Accounts payable		(18)	(7,638)
Accrued expenses		6,137	(705)
Operating lease liabilities		-	(536)
Other current liabilities		72	43
Net cash used in operating activities		(31,635)	(35,480)

Investing activities:
Acquisitions of property and equipment		(97)	(4)
Proceeds from maturity of short-term investments		3,074	-
Net cash provided by (used in) investing activities		2,977	(4)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		14,000	44,957
Capital contributions from noncontrolling interests		-	10,083
Payment of offering costs		(255)	(318)
Proceeds from loans	4	-	2,986
Proceeds from related party borrowings	5	-	3,328
Repayment of loans	4	-	(1,493)
Repayment of related party borrowings	5	-	(3,328)
Net cash provided by financing activities		13,745	56,215

Effect of foreign exchange rate changes, net		271	58

Net (decrease) increase in cash and cash equivalent		(14,642)	20,789
Cash and cash equivalent at beginning of period		27,481	3,889

Cash and cash equivalent at end of period		12,839	24,678

  The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program up to an aggregate offering proceeds of $30,000 on mutually agreed terms. In July 2019, ATM offering was suspended and the Company has issued a total of 620,753 ordinary shares from the ATM offering, and received an aggregate gross proceeds of $13,023.

On June 14, 2019 and July 3, 2019, certain investors led by Shenzhen Efung 9th Venture Investment Center (Limited Partnership) (“Efung Capital”) entered into investment agreements with Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. To date, the Company has received $10,083 (RMB70,000) from this equity financing.

On June 25, 2019, SEED Therapeutics Inc. (“SEED”) was incorporated in the British Virgin Islands (“BVI”) as a wholly owned subsidiary of the Company.

As at September 30, 2019, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring	Delaware,
Pharmaceuticals Inc.	United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	BVI	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology
Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology	The People’s Republic of China
(Shenzhen) Ltd.	(“PRC”)	April 23, 2015	100%	Holding company

Wanchunbulin	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals
Australia PTY Ltd.
(“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical
Technology Ltd.
(“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Clinical trial activities

SEED	BVI	June 25, 2019	100%	Holding company

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2019, the unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2018 and 2019, the cash flows for the nine months ended September 30, 2018 and 2019, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. General Accepted Accounting Principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019. The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Going concern (continued)

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and has funded its operating losses, which management expects to continue for the foreseeable future through equity financings. The Company incurred a net loss of $25,271 during the nine months period ended September 30, 2019 and has an accumulated deficit of $202,772 as of September 30, 2019. Net cash used in operations was approximately $35,480 for the nine months period ended September 30, 2019. As of September 30, 2019, the Company had $21,872 of net current assets, and $24,678 of cash on hand.

In October and November 2019, the Company received a total of $25,771 of gross proceeds from a public offering.

Based on the Company’s cash on hand at September 30, 2019 combined with the proceeds received in October and November 2019 from the public offering, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.  These financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating of useful life for property and equipment and estimating the incremental borrowing rates for operating lease liabilities. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, due from related parties, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short term nature as of December 31, 2018 and September 30, 2019.

As of September 30, 2019, the total carrying amount of long-term loans was $1,399, compared with an estimated fair value of $1,338. The fair value of the long-term debt is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Leases

The Company determines if an arrangement is a lease at inception. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s lease portfolio consists entirely of operating leases as of September 30, 2019. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records right-of-use (“ROU”) assets and lease liabilities. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option.

Operating leases are included in operating lease right-of-use assets and lease liabilities on the condensed consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Leases with an initial lease term of 12 months or less are not recorded on the condensed consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standard which have been implemented

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-2, Leases. Subsequently, the FASB issued ASU 2018-1, Land Easement Practical Expedient, which provides an optional transition practical expedient for land easements, ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-2; ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors, ASU 2018-20, Leases (Topic 842)- Narrow-Scope Improvements for Lessors, which allows certain accounting policy elections for lessors; and ASU 2019-1, Leases (Topic 842): Codification Improvements, which clarifies certain aspects of the guidance (collectively, the "Lease ASUs"). The Lease ASUs require lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance was effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial adoption. The guidance permits entities to choose to use either the beginning of the period of adoption or the beginning of the earliest period presented in the financial statements as its date of initial application.

The Company adopted the new standard effective January 1, 2019 using the modified retrospective transition approach and did not restate comparative periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption, the Company recognized a lease liability of $3,169, with corresponding ROU assets of $3,188 based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liability and right-of-use asset relates to the reversal of existing prepaid rent balance of $19. The adoption of the standard did not have material impact on the Company’s condensed consolidated statements of operations or cash flows.

In June 2018, the FASB issued ASU 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”). This update expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. This update also specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018. There was no material impact to the Company's consolidated financial statements from adopting this standard.

Impact of adopted accounting standards

The cumulative effect of changes made to the Company’s condensed consolidated balance sheet as of January 1, 2019 for the adoption of the Lease ASUs were as follows:

	Balance at December 31, 2018	Adjustments due to Lease ASUs	Balance at January 1, 2019
	$	$	$
Assets:
Prepaid expenses and other current assets	292	(19)	273
Operating lease right-of-use assets	-	3,188	3,188
Liabilities:
Current portion of operating lease liabilities	-	605	605
Operating lease liabilities	-	2,564	2,564

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	September 30, 2019
	$	$
		(Unaudited)

Office equipment	143	145
Laboratory equipment	111	112
Motor vehicles	23	23
Leasehold improvements	109	102

	386	382
Less: accumulated depreciation	(104)	(165)

Property and equipment, net	282	217

Depreciation expenses for the three and nine months ended September 30, 2018 were $9 and $29, respectively. Depreciation expenses for the three and nine months ended September 30, 2019 were $21 and $61, respectively.

4.	Long-term loans

On January 21, 2019, the Company obtained a loan with a principal amount of $1,493 (RMB10,000) from a third party, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The original maturity date of the loan was April 20, 2019, which was extended to October 20, 2020 pursuant to a supplementary agreement entered into on April 21, 2019. The loan was repaid on August 15, 2019.

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

5.	Related party transactions

Loan to a related party

In December 2018, the Company provided an interest-free loan amounting to $481 to Dr. Ramon Mohanlal, the Chief Medical Officer of the Company. $100 of the loan has been repaid in February 2019 and the remaining amount was fully repaid in April 2019.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Related party transactions (continued)

Loan from related parties

In March 2019, the Company borrowed interest-free loans totaling $350 from Lan Huang, the Chief Executive Officer, Gordon Schooley, the Chief Regulatory Officer, and Yue Jia, the International Finance Manager. These loans were fully repaid on August 13, 2019.

On April 26, 2019, the Company entered into an agreement with Shenzhen Sangel Zhichuang Investment Co., Ltd., to borrow $1,000, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The Company drew down the loan of $1,000 in April 2019. The loan and related interest were fully repaid on August 15, 2019.

On July 15, 2019, the Company entered into an agreement with the noncontrolling shareholder of the Company, Dalian Wanchun Biotechnology Co., Ltd., to borrow a one-year interest free loan of $1,978 (RMB13,600). The Company has repaid such loan during July and August 2019.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and nine months ended September 30, 2018 and 2019.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

7.	Equity (deficit)

The movement of equity (deficit) is as follows:

	BeyondSpring Inc.’s shareholders
	Ordinary share		Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive (loss) gain	Subtotal	Non controlling interests	Total equity (deficit)
	Shares	Amount
		$	$	$	$	$	$	$

Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares	2,679,578	1	44,956	-	-	44,957	-	44,957
Capital contribution from noncontrolling interests	-	-	5,941	-	-	5,941	4,142	10,083
Share-based compensation	100,000	-	1,750	-	-	1,750	-	1,750
Capital contribution shared by noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Foreign currency translation adjustment gain (loss)	-	-	-	-	183	183	(39)	144
Net loss	-	-	-	(24,012)	-	(24,012)	(1,259)	(25,271)

Balances at September 30, 2019 (unaudited)	25,964,190	3	223,019	(202,772)	225	20,475	1,806	22,281

Balances at January 1, 2018 (audited)	22,530,702	2	151,147	(123,891)	(182)	27,076	960	28,036
Issuance of ordinary shares	739,095	-	13,245	-	-	13,245	-	13,245
Share-based compensation	(95,000)	-	6,039	-	-	6,039	2	6,041
Foreign currency translation adjustment gain	-	-	-	-	237	237	34	271
Net loss	-	-	-	(40,752)	-	(40,752)	(2,011)	(42,763)

Balances at September 30, 2018 (unaudited)	23,174,797	2	170,431	(164,643)	55	5,845	(1,015)	4,830

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

8.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2018 and September 30, 2019, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to nil and $4,279, respectively.

9.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $12 and $38 for the three and nine months ended September 30, 2018 and were $20 and $59 for the three and nine months ended September 30, 2019, respectively.

10.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2019	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc. —basic and diluted	$(14,930)	$(9,367)	$(40,752)	$(24,012)

Denominator:
Weighted average number of ordinary shares outstanding —basic and diluted	22,951,635	25,309,776	22,547,990	23,819,453

Net loss per share —basic and diluted	$(0.65)	$(0.37)	$(1.81)	$(1.01)

The effects of restricted shares and share options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three and nine months ended September 30, 2018 and 2019.

11.	Lease

The Company has operating lease for offices in the United States and China with remaining lease term of approximately 4.3 years and 0.9 year, respectively. The operating lease in China includes option to extend the leases that have not been included in the calculation of the Company’s lease liabilities and ROU assets. Total lease expenses were $106 and $316 for the three and nine months ended September 30, 2018 and were $198 and $595 for the three and nine months ended September 30, 2019, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

11.	Lease (continued)

Supplemental balance sheet information related to leases was as follows:

As of September 30, 2019
$

Operating lease ROU asset	2,704

Current portion of operating lease liabilities	542
Operating lease liabilities	2,091
Total lease liabilities	2,633

Maturities of operating lease liabilities are as follows:

$

Three months ending December 31, 2019	87
Year ending December 31, 2020	780
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793
Total lease payments	3,235
Less imputed interest	(602)

Present value of lease liabilities	2,633

Other supplemental information related to leases is summarized below:

Nine months ended September 30, 2019
$
Operating cash flows used in operating lease	620

As of September 30, 2019

Weighted average remaining lease term (years)	4.23
Weighted average discount rate	8.45%

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

11.	Lease (continued)

The Company adopted the Lease ASUs effective January 1, 2019 and did not restate prior periods. The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

$

Year ending December 31, 2019	792
Year ending December 31, 2020	798
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793

Total	3,958

12.	Share-based compensation

During the nine months ended September 30, 2019, the Company granted 100,000 restricted shares to an employee, of which 50,000 restricted shares contain service vesting conditions and 50,000 restricted shares contain performance conditions.

The following table summarizes total share-based compensation expense recognized for the three and nine months ended September 30, 2018 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2018	2019	2018	2019
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	640	125	6,491	502
General and administrative	208	337	(450)	1,248

Total	848	462	6,041	1,750

13.	Subsequent event

In October 2019, the Company completed a public offering of the issuance of 1,851,852 ordinary shares of the Company at $13.50 per share for gross proceeds of $25,000. In November 2019, one of the underwriters exercised the option to purchase additional 57,144 shares from the Company at $13.50 per share for gross proceeds of $771.

In October 2019, the Company borrowed a three-month interest-free loan of $2,537 from Dalian Wanchun Biotechnology Co., Ltd., the noncontrolling interests of a subsidiary of the Company.